

<u>Mail Stop 3010</u>

July 31, 2009

VIA USMAIL and FAX (703) 218-6301

Mr. George J. Pedersen
Chairman of the Board and Chief Executive Officer
ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, VA 22033

> **Re: ManTech International Corporation**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 02/27/09**
> **File No. 000-49604**

Dear Mr. Pedersen:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director